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EX99.20 - PRESS RELEASE DATED APR 13, 2005: MIV THERAPEUTICS TO PRESENT DATA ON
          PROPRIETARY HAP BIOCOMPATIBLE COATINGS AT LEADING EUROPEAN SYMPOSIUM


       COMPANY SCIENTISTS TO PRESENT LECTURE AT 4TH EUROPEAN SYMPOSIUM OF
                   VASCULAR BIOMATERIALS IN STRASBOURG, FRANCE

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 12, 2005 MIV Therapeutics Inc. (MIVT: OTCBB), a developer of next-generation biocompatible stent coatings and drug delivery technologies, announced today that it will conduct a presentation about its proprietary biocompatible medical device coating technology at the 4th European Symposium of Vascular Biomaterials in Strasbourg, France, scheduled for May 11-13.

A lecture authored by MIVT scientists, titled, "Progress in Development Of Composite Calcium Phosphate Coatings For Stents," has been accepted for public presentation at the Symposium. The lecture discusses the applications and early laboratory results of MIVT's proprietary hydroxyapatite (HAp) coatings for vascular stents and other medical devices, which has been shown to provide superior biocompatibility and safety, as well as additional functionality for drug-eluting applications.

The synopsis of the lecture reads: "We have demonstrated the viability of the sol-gel process to coat thin films of HAp on stent surfaces. Preliminary animal studies indicate excellent response of vascular tissue to the SG-HAp-coated stent surface. The processing and characterization results, as well as the results of preliminary animal studies, are extremely encouraging."

The lecture was co-authored by Arc Rajtar, MIVT's Vice President of Operations,
M. Lien, D. Smith, D. Hakimi, Q. Yang, M. Tsui, and Dr. Tom Troczynski, Vice President of Coatings for MIVT, and Professor at the University of British Columbia, who will also deliver this presentation at the Symposium.

"Presentation at the 4th European Symposium of Vascular Biomaterials is intended as an introduction of our proprietary process for HAp coatings for cardiovascular stents to the broad community of European clinicians, researchers and businesses," said Alan Lindsay, Chairman and CEO of MIV Therapeutics. "By presenting an important milestone Lecture at the 4th European Symposium of Vascular Biomaterials in Strasbourg we will update the audience on the state of the art of the technology and on the progress and exceptionally encouraging outcomes of the pre-clinical studies."

Dr. Tom Troczynski added; "The European Symposium of Vascular Biomaterials in Strasbourg is one of the most prestigious events in this area in the world. All submissions to the Symposium undergo rigorous review and selection process. MIV Therapeutics will be presenting our newest results on the technology of the coatings, as well as the first glimpses of preliminary results of comprehensive pre-clinical animal studies, which are being conducted at the present time."

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. MIVT's ultra-thin coating has been derived from a unique biocompatible material called hydroxyapatite (HAp) that demonstrated during in-vivo animal trials excellent safety and superior healing properties pursued by the medical science in the field of advanced implantable drug delivery systems. Hydroxyapatite is a bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia and received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of hydroxyapatite as a drug eluting coating. In December 2004 MIVT received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National Research Council - Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the development stage, which is expected to finalize the drug-eluting research and development program.

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For more information, please visit http://www.mivtherapeutics.com. To read or download MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca